ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 8, 2021

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:	Tracie Mariner; Brian Cascio
Deanna Virginio; Jeffrey Gabor

Re:	LifeStance Health Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 1, 2021
File No. 333-256202

Ladies and Gentlemen:

On behalf of LifeStance Health Group, Inc. (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (the “Amended Registration Statement”) to the above-referenced registration statement (the “Registration Statement”). The Amended Registration Statement reflects revisions to the Registration Statement made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated June 7, 2021 regarding the Registration Statement, as well as certain other updated information.

In addition, we are providing the following responses to the Staff’s comments. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Dilution, page 61

1.	Please expand your disclosures to provide the calculation for your as adjusted net tangible book value deficit of $399.4 million as of March 31, 2021.

Response to Comment 1:

In response to the Staff’s comment, the Company has expanded its disclosures on page 61 of the Amended Registration Statement to provide its calculation of historical net tangible book deficit of $399.4 million as of March 31, 2021. As described on page 61 of the Amended Registration

- 2 -	June 8, 2021

Statement, the Company advises the Staff that its historical net tangible book deficit of $399.4 million represents total assets of $1,606.3 million less (i) goodwill and intangible assets, net of $1,423.0 million, (ii) deferred offering-related costs of $2.2 million and (iii) total liabilities of $580.5 million. The Company advises the Staff that deferred offering-related costs of $2.2 million are presented within “prepaid expenses and other current assets” on the Company’s condensed consolidated balance sheet as of March 31, 2021 and have been subtracted from total assets in accordance with the definition of tangible book value set forth in Section 8320 of the Financial Reporting Manual of the Division of Corporation Finance. In the Amended Registration Statement, the Company has also clarified that $399.4 million is the amount of the Company’s historical net tangible book deficit as of March 31, 2021. The Company presents as adjusted net tangible book deficit per share, which was $(1.17) per share as of March 31, 2021 and is adjusted to reflect the exchange of Class A Units and Class B Units of LifeStance TopCo, L.P. for shares of common stock of LifeStance Health Group, Inc. pursuant to the Organizational Transactions.

Unaudited Pro Forma Financial Information

Note 2- Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information,

2.

Please expand your disclosure in footnote (II) to explain, in further detail, how the adjustments in the amounts of $27,236 and $315,779 for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, were calculated.

Response to Comment 2: In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 71 to explain the referenced adjustments in further detail.

*    *    *    *    *

Please do not hesitate to call me at 617-951-7063 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Thomas Fraser

Thomas Fraser

cc:	Michael K. Lester (LifeStance Health Group, Inc.)
Ryan Pardo (LifeStance Health Group, Inc.)